UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  June 10, 2008                        /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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                           NEWS RELEASE JUNE 10, 2008

    ROCHESTER DISCOVERS RICHEST VEIN TO DATE AT FLORIDA NW, MINA REAL PROJECT

VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSXV: RCT; OTCBB: RCTFF AND FSE:
R5I) is pleased to announce the discovery of four new veins on the Florida NW portion of the Mina Real Project in Nayarit, Mexico. The most significant new vein, La Vibora, trends perpendicular to the Florida 4 vein system with a reported true width on Trench 2 of 1.9 metres grading 35.26 g/t Au and 297.63 g/t Ag including 0.70 metres grading 93.1 g/t gold and 500 g/t silver.

Results from the other trenches include:

     o   Trench 1: 2.5m grading 18.52 g/t Au and 170 g/t Ag
     o   Trench 3: 1.9m grading 4.23 g/t Au and 122.16 g/t Ag
     o   Trench 4: 1.8m grading 6.78 g/t Au and 104.22 g/t Ag

The La Vibora Vein has been traced on surface for 200 metres; further delineation of its length has been limited due to substantial volcanic ash cover. A series of four trenches have been completed to date, with all encountering strong mineralization. The four trenches have an average vein width of 2.08 m and grades averaging 16.5 g/t gold and 174 g/t silver. (see figure 1, 2 and table 1)

La Vibora is in a topographic location conducive for development of multiple drifts at different levels due to the surface exposure of the vein being located along steep terrain. This will assist the mine development plans for the scheduled 50% upgrade in mill production this summer.

Additionally, three other veins have been discovered and of significance is the Vuiruco Vein, a vein parallel to La Vibora and perpendicular with Florida 4, where the width of the vein intersected is reported at 5.9 metres. The average width at the Florida Mine is 1.3 metres. Additional follow up to these results is ongoing.

While the initial development at Florida NW was delayed due to finalizing of surface access agreements the work is now progressing at a rapid rate with positive results from the ongoing work programs. Exploration started in this area less than three months ago; since then, 13 new vein systems have already been discovered with most being mineralized. This has added substantially to the potential of the Mina Real project; exploration is ongoing and the company expects to expand further on this recent success.

Dr. Parra states "The number of new veins discovered in the past three months at Florida NW is substantial and in line with our expectations of the overall potential for the area. We are very pleased with these recent discoveries.

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                                      -2-



Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.


ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com

ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution

We have  identified 45 vein  structures on our two Projects (Mina Real and Santa
Fe) and recently embarked on an aggressive follow-up exploration program including a 7000m drill program and a 2000m drift development program that will determine the next steps for mine development and production levels. Little follow-up work has been completed to date on the vein structures identified across both Projects.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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                                      -3-


TABLE 1:
                                                        ------------------------
                                                                   SGS
--------------------------------------------------------------------------------
Sample             Location            Width             Au               Ag
                                        (m)             (g/t)           (g/t)
--------------------------------------------------------------------------------

 29372             Trench 1            0.70              4.44             95
 29373                "                0.80             17.00            155
 29374                "                0.65             46.90            332
 29375                "                0.60              6.24            102
 29376                "                0.60              1.39             75
 29377                "                0.90              0.13             74
--------------------------------------------------------------------------------
         Average                       2.75             18.52            170.00
--------------------------------------------------------------------------------

 29314             Trench 2            0.55              2.66             81
 29315                "                0.70             93.1             500
 29316                "                0.65              0.551           263
 29317                "                0.90              0.182           104
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         Average                       1.90             35.26            297.63
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 29378             Trench 3            1.20              0.09            166
 29379                "                0.80              0.33             59
 29380                "                0.70              0.33             78
 29381                "                0.55              1.42             72
 29382                "                1.00              5.46            170
 29383                "                0.90              2.87             69
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         Average                       1.90              4.23            122.16
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 29384             Trench 4            1.30              0.25             76
 29385                "                1.10              1.30            105
 29386                "                0.70             15.40            103
 29387                "                0.90              0.12             68
 29388                "                1.10              0.17             54
 29389                "                0.90              0.08             56
 29390                "                0.90              0.09             32
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         Average                       1.80              6.78            104.22
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                                      -4-









FIGURE 1

 [GRAPHIC OMITTED][GRAPHIC OMITTED]

Drawing showing location of Florida NW and Level 1100






FIGURE 2

 [GRAPHIC OMITTED][GRAPHIC OMITTED]

Drawing showing La Vibora Vein






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